Heineken Holding N.V.


05007103

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 115
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549 USA

date 30 March 2005

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find today's convocation for the meeting of holders of class A-shares Heineken Holding N.V. and the Annual General Meeting of Shareholders, to be held on 20 April 2005.

These publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs

Enclosures

HEINEKEN HOLDING N.V.
established in Amsterdam

Shareholders and other parties entitled to attend and vote are convoked to the Annual General Meeting of Shareholders to be held in the Beurs van Berlage, 243 Damrak, Amsterdam, at **4.00 p.m. - or later, if the meeting of holders of class A-shares Heineken Holding N.V. has not finished - on Wednesday, 20 April 2005**.
The Beurs van Berlage will be open from 1 p.m.

The agenda, including explanatory notes, as well as the annual report and the annual accounts relating to the financial year 2004 and the information as referred to in article 2:392, paragraph 1 of the Netherlands Civil Code, can be obtained from today by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, as well as via ABN AMRO Servicedesk, telephone number +31 (0)76 579 94 55.
The literal text of the proposed amendments to the Articles of Association can be obtained from today at the company's office in Amsterdam. The texts of the above-mentioned documents are also available on the website www.heinekeninternational.com.

Agenda

Opening

1. Report for the financial year 2004.
2. Adoption of the Balance Sheet as at 31 December 2004, of the Profit and Loss account for 2004 and the Notes thereto.
3. Announcement of the appropriation of the balance of the Profit and Loss account as provided in Article 12 paragraph 1 of the Articles of Association.
4 Discharge of the members of the Board of Directors.
5 Amendments to the Articles of Association.
6 Adoption of the remuneration policy for the Board of Directors.
7 Authorisation of the Board of Directors to issue (rights to) shares and to restrict or exclude shareholders' pre-emption rights.
8 The Dutch Corporate Governance Code.
9 Official language of the Annual Report.

Closure

Registration date

The Board of Directors has determined that only those entered in one of the registers designated by the company on Wednesday, 13 April 2005 (the 'registration date'), after all entries and deletions have been made for that day, will be eligible to attend and vote at the General Meeting of Shareholders on 20 April 2005.

Application and registration

Holders of bearer shares

The designated register or sub-register for holders of bearer shares are the records of the institutions affiliated to Euroclear Nederland identifying the shareholder on the registration date. Holders of bearer shares wishing to attend the meeting and exercise the rights attaching to bearer shares must apply via their bank to ABN AMRO Bank N.V. not later than 13 April 2005. Once an application has been submitted, the shares will be registered up to and including the registration date. The proof of deposit issued by the bank will then serve as the admission ticket for the meeting.

Holders of registered shares
Holders of registered shares wishing to attend the meeting and exercise the rights attaching to registered shares must notify the company in writing not later than 13 April 2005. Provided they are entered in the company's register of shareholders on 13 April 2005, they will then receive an admission ticket for the meeting by mail.

Shareholders may attend the Annual General Meeting of Shareholders of Heineken N.V. as observers. The above-mentioned receipt to be issued will also serve as admission ticket for this meeting.
The Heineken N.V. meeting will be held in the Beurs van Berlage at 2 p.m. on Wednesday 20 April 2005.

The Board of Directors

Amsterdam, 30 March 2005

HEINEKEN HOLDING N.V.
established in Amsterdam

Holders of class A-shares and other parties entitled to attend and vote are convoked to a meeting of holders of class A-shares to be held in the Beurs van Berlage, 243 Damrak, Amsterdam, at **3.45 p.m. - or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished - on Wednesday, 20 April 2005**.
The Beurs van Berlage will be open from 1 p.m.

The agenda, including brief explanatory notes to the proposed amendments to the Articles of Association can be obtained from today by shareholders and other parties entitled to attend and vote at the meeting at the company's office in Amsterdam, Tweede Weteringplantsoen 5, as well as via ABN AMRO Servicedesk, telephone number +31 (0)76 579 94 55.
The literal text of the proposed amendments of the Articles of Association can be obtained from today at the company's office in Amsterdam. The text is also available on the website www.heinekeninternational.com.

Agenda
Opening
1 Amendments to the Articles of Association.
Closure

Registration date
The Board of Directors has determined that only those entered in one of the registers designated by the company on Wednesday, 13 April 2005 (the 'registration date'), after all entries and deletions have been made for that day, will be eligible to attend and vote at the meeting of holders of class A-shares on 20 April 2005.

Application and registration
Holders of bearer shares
The designated register or sub-register for holders of bearer shares are the records of the institutions affiliated to Euroclear Nederland identifying the shareholder on the registration date. Holders of bearer shares wishing to attend the meeting and exercise the rights attaching to bearer shares must apply via their bank to ABN AMRO Bank N.V. not later than 13 April 2005. Once an application has been submitted, the shares will be registered up to and including the registration date. The proof of deposit issued by the bank will then serve as the admission ticket for the meeting.

Holders of registered shares
Holders of registered shares wishing to attend the meeting and exercise the rights attaching to registered shares must notify the company in writing not later than 13 April 2005. Provided they are entered in the company's register of shareholders on 13 April 2005, they will then receive an admission ticket for the meeting by mail.

Shareholders may attend the Annual General Meeting of Shareholders of Heineken N.V. as observers. The above-mentioned receipt to be issued will also serve as admission ticket for this meeting.
The Heineken N.V. meeting will be held in the Beurs van Berlage at 2 p.m. on Wednesday, 20 April 2005.

The Board of Directors

Amsterdam, 30 March 2005

Information about the shareholders meeting and the annual report can also be found at www.heinekeninternational.com